Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges	Fiscal Year Ended June 30,
(In thousands)	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$2,392	$2,120	$511	$125	$249
Capitalized interest	—	—	323	—	—
Estimate of interest within rental expense	108	84	217	184	228

Fixed Charges	$2,500	$2,204	$1,051	$309	$477

Earnings:
Add:
Loss before income taxes	$(63,198)	$(52,302)	$(40,682)	$(29,748)	$(517)
Fixed charges	2,500	2,204	1,051	309	477
Less:
Capitalized interest	—	—	(323)	—	—

Deficiency of earnings to cover fixed charges	$(60,698)	$(50,098)	$(39,954)	$(29,439)	$(40)

Ratio of earnings to fixed charges[1]	—	—	—	—	—

[1]	Earnings for the years ended June 30, 2013, 2012, 2011, 2010 and 2009 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.